HSBC SECURITIES (USA) INC.

Statement of Financial Condition

December 31, 2016



Report of Independent Registered Public Accounting Firm

To the Board of Directors of HSBC Securities (USA) Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of HSBC Securities (USA) Inc. as of December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement of financial condition in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2017

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

STATEMENT OF FINANCIAL CONDITION

	December 31, 2016
	(in thousands)
Assets	
Cash	$ 60,386
Cash and securities segregated under federal and other regulations	724,486
Financial instruments owned, at fair value (includes $6,013,998 pledged as collateral, which the counterparty has the right to sell or repledge)	7,684,546
Securities purchased under agreements to resell (includes $2,670,797 at fair value)	35,619,243
Receivable under securities borrowing arrangements (includes $33,075 at fair value)	25,123,647
Receivable from customers	93,440
Receivable from brokers, dealers, clearing organizations and others	2,246,120
Goodwill	10,865
Other assets	196,434
Total assets	$ 71,759,167
Liabilities	
Short-term borrowings	$ 226,022
Financial instruments sold, not yet purchased, at fair value	6,266,859
Securities sold under agreements to repurchase (includes $43,513 at fair value)	61,690,945
Payable to customers	1,068,779
Payable to brokers, dealers, clearing organizations and others	632,855
Accounts payable and accrued liabilities	384,362
Total liabilities	70,269,822
Liabilities subordinated to claims of general creditors	650,000
Shareholder's equity	
Total shareholder's equity	839,345
Total liabilities and shareholder's equity	$ 71,759,167

The accompanying notes are an integral part of the statement of financial condition.

NOTES TO STATEMENT OF FINANCIAL CONDITION (dollars in thousands)

Note		Page	Note		Page
1	Organization	5	10	Postretirement Benefits	13
2	Summary of Significant Accounting Policies ..	5	11	Stock Option Plans and Restricted Share Plan.	15
3	New Accounting Pronouncements to be Adopted in Future Periods...............................	7	12	Income Taxes...	16
4	Cash and Securities Segregated Under Federal and Other Regulations......................................	7	13	Commitments and Contingent Liabilities	17
5	Financial Instruments Owned, at Fair Value and Financial Instruments Sold, Not Yet Purchased, at Fair Value	8	14	Risk Management..	19
6	Receivable from and Payable to Brokers, Dealers, Clearing Organizations and Others	11	15	Collateralized Financing Activities	20
7	Other Assets..	11	16	Net Capital Requirements	22
8	Short-term Borrowings.....................................	13	17	Subsequent Events..	22
9	Related Party Transactions	13			

1. *Organization*

HSBC Securities (USA) Inc. ("HSI") is a wholly owned subsidiary of HSBC Markets (USA) Inc. ("HMUS"), whose ultimate parent is HSBC Holdings plc ("HSBC"). We are an indirect wholly owned subsidiary of HSBC North America Holdings Inc. ("HNAH"), which is an indirect wholly owned subsidiary of HSBC. HSI may also be referred to as "we," "us" or "our." For purposes of this report, an affiliate is defined as a direct or indirect subsidiary of HSBC.

We are a registered broker‑dealer of securities under the Securities Exchange Act of 1934 and a registered Futures Commission Merchant ("FCM") with the Commodity Futures Trading Commission ("CFTC"). In 1996, HSBC was granted the authority by the Federal Reserve Board to engage, through HSI, in limited underwriting and dealing activities under the Bank Holding Company Act of 1956, as amended. We are engaged in underwriting, dealing, and brokering a full range of debt and equity securities and futures contracts. We are also a primary dealer in U.S. Government and government agency securities.

We are a member of the Financial Industry Regulatory Authority ("FINRA"), New York Stock Exchange ("NYSE"), CME Group Inc. ("CME"), Intercontinental Exchange ("ICE"), LCH.Clearnet Ltd ("LCH"), Securities Investor Protection Corporation, and The Options Clearing Corporation. We are eligible to clear over-the-counter derivatives at the CME, ICE and LCH.

We self-clear for our business other than our retail brokerage business. We utilize Pershing LLC ("Pershing"), a non-affiliated broker‑dealer, as our clearing agent for retail securities brokerage transactions. Pershing carries the cash and margin accounts for our retail brokerage customers (both domestic and international) on a fully disclosed basis.

2. *Summary of Significant Accounting Policies*

Basis of Presentation and Use of Estimates Our financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") which require the use of estimates by management. These estimates and underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities and reported amounts of revenue and expenses. Such estimates, including the fair value measurement of certain financial assets and financial liabilities, by their nature, are based on judgment and available information. Actual results could differ from those estimates.

Cash Cash consists of amounts due from banks.

Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased Financial instruments owned and financial instruments sold, not yet purchased, including debt and equity securities and derivative transactions, are reported in the statement of financial condition on a trade‑date basis and are recorded at fair value. Refer to Note 5, "Financial Instruments Owned, at Fair Value and Financial Instruments Sold, Not Yet Purchased, at Fair Value - Fair Value Measurements and Hierarchy," for further discussion on fair value measurements.

Receivables and payables relating to transactions that have not reached their contractual settlement date are reflected net in receivable from brokers, dealers, clearing organizations and others on the statement of financial condition.

Collateralized Financing Transactions Securities purchased under agreements to resell (reverse repurchase agreements) and securities sold under agreements to repurchase (repurchase agreements) are treated as collateralized financing transactions and are recorded at the amount of cash paid or received, plus accrued interest. We offset reverse repurchase and repurchase agreements with the same counterparty and same maturity date, which are subject to master netting arrangements, as permitted by U.S. GAAP. In connection with reverse repurchase agreements, it is our policy to obtain possession of collateral with market value in excess of the principal amount loaned. Collateral is valued daily, and additional collateral is obtained when the value of collateral received is less than the amount loaned.

Receivables under securities borrowing arrangements ("securities borrowed") are treated as collateralized financing agreements and are recorded at the amount of cash paid, plus accrued interest. Securities borrowed transactions require us to deposit cash or other collateral with the lender. The market value of collateral subject to securities borrowed is regularly monitored and additional collateral is obtained or provided to ensure collateral coverage of these secured financing transactions.

Fair Value Option The fair value option allows us to irrevocably elect fair value, on an instrument by instrument basis, as the initial and subsequent measurement attribute for most financial assets, financial liabilities, and unrecognized firm commitments. The guidance permits us to elect to measure certain eligible item at their initial recognition or upon occurrence of an event that gives rise to a new basis of accounting for that eligible items. We have elected to apply the fair value option to certain reverse repurchase agreements, repurchase agreements and securities borrowed agreements which are trading in nature. For further information on the fair value option related to secured financing transactions, see Note 15, "Collateralized Financing Activities."

Goodwill Goodwill, representing the excess of the purchase price over the fair value of identifiable net assets acquired, results from business combinations. The goodwill balance of $10,865 is not amortized, but is reviewed for impairment on an annual basis at the reporting unit level using a discounted cash flow approach. Goodwill is assessed for impairment annually or when events indicate a possible impairment, as required. The annual impairment test was conducted and no impairment was recorded during 2016.

Income Taxes We are included in HNAH's consolidated federal income tax return and in various combined state income tax returns. As such, we have entered into a tax allocation agreement with HNAH and its subsidiary entities (the "HNAH Group") included in the consolidated return which governs the current amount of taxes to be paid or received by the various entities included in the consolidated return filings. Generally, such agreements allocate taxes to members of the HNAH Group based on the calculation of tax on a separate return basis, adjusted for the utilization or limitation of credits of the consolidated group. To the extent all the tax attributes available cannot be utilized by the consolidated group, the proportionate share of the utilized attribute is allocated based on each affiliate's percentage of the available attribute computed in a manner that is consistent with the taxing jurisdiction's laws and regulations regarding the ordering of utilization. In addition, we file some separate company state tax returns.

We recognize deferred tax assets and liabilities for the future tax consequences related to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for state tax credits and state net operating losses. Any Federal tax credits that cannot be currently utilized by the subsidiaries in the HNAH consolidated group are effectively transferred to HNAH and reflected within HNAH's deferred tax assets. Deferred tax assets and liabilities are measured using the enacted tax rates and laws that will be in effect when the deferred tax items are expected to be realized. If applicable, valuation allowances are recorded to reduce deferred tax assets to the amounts we conclude are more likely than not to be realized. Since we are included in HNAH's consolidated federal tax return and various combined state tax returns, the related evaluation of the recoverability of the deferred tax assets is performed at the HNAH consolidated level. We consider the HNAH Group's consolidated deferred tax assets and various sources of taxable income in reaching conclusions on recoverability of deferred tax assets. The HNAH Group evaluates deferred tax assets for recoverability using a consistent approach which considers the relative impact of negative and positive evidence, including historical financial performance, projections of future taxable income, future reversals of existing taxable temporary differences, tax planning strategies and any available carryback capacity. In evaluating the need for a valuation allowance, the HNAH Group estimates future taxable income based on management approved business plans. This process involves significant management judgment about assumptions that are subject to change from period to period.

Where a valuation allowance is determined to be necessary at the HNAH consolidated level, such allowance is allocated to principal subsidiaries within the HNAH Group in a manner that is systematic, rational and consistent with the broad principles of accounting for income taxes. The methodology generally allocates the valuation allowance to the principal subsidiaries based primarily on the entity's relative contribution to the HNAH Group's consolidated deferred tax asset against which the valuation allowance is being recorded.

Further evaluation is performed at the entity level to evaluate the need for a valuation allowance where we file separate company state income tax returns. Foreign taxes paid are applied as credits to reduce federal income taxes payable, to the extent that such credits can be utilized.

Related Parties Transactions In the normal course of business, we enter into transactions with HSBC and its subsidiaries. It is HSBC 's policy that these transactions occur at prevailing market rates and terms and include funding arrangements, derivative transactions, servicing arrangements, information technology support, centralized support services, banking, sales commissions and other miscellaneous services.

3. *New Accounting Pronouncements to be Adopted in Future Periods*

Leases In February 2016, the FASB issued an ASU which requires a lessee to recognize a lease liability and a right-of-use asset on its balance sheet for all leases, including operating leases, with a term greater than 12 months. Lease classification will determine whether a lease is reported as a financing transaction in the income statement and statement of cash flows. The ASU does not substantially change lessor accounting, but it does make certain changes related to leases for which collectability of the lease payments is uncertain or there are significant variable payments. Additionally, the ASU makes several other targeted amendments including a) revising the definition of lease payments to include fixed payments by the lessee to cover lessor costs related to ownership of underlying asset such as for property taxes or insurance, b) narrowing the definition of initial direct costs which an entity is permitted to capitalize to include only those incremental costs of a lease that would not have been incurred if the lease had not been obtained, c) requiring seller-lessees in a sale-leaseback transaction to recognize the entire gain from the sale of underlying assets at the time of sale rather than over the leaseback term; and d) expanding disclosures to provide quantitative and qualitative information about lease transactions. The ASU is effective for all annual and interim periods beginning January 1, 2019 and is required to be applied retrospectively to the earliest period presented at the date of initial application, with early adoption permitted. While we are currently evaluating the impact the new guidance will have on our financial position and results of operations, we currently expect a gross-up of our balance sheet as a result of recognizing lease liabilities and right of use assets. The extent of such gross-up remains to be determined once we complete a review of our existing lease contracts and service contracts which may contain embedded leases. As we have not yet completed our review, it is currently not practicable to quantify the impact of adopting the ASU at this time.

Statement of Cash Flows - Restricted Cash In November 2016, the FASB issued an ASU that clarifies how restricted cash and restricted cash equivalents should be presented in the statement of cash flows. The ASU requires entities to show the changes during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash and restricted cash equivalents in the statement of cash flows. The ASU is effective for all annual and interim periods beginning January 1, 2018 and is required to be applied retrospectively to all periods presented, with early adoption permitted. We are currently evaluating the impact of adopting this ASU. While the new guidance will result in a change in classification in the statement of cash flows, it will not have any impact on our financial position**.**

There have been no additional accounting pronouncements issued that are expected to have or could have a significant impact on our financial position.

4. *Cash and Securities Segregated Under Federal and Other Regulations*

As of December 31, 2016, cash of $137,368 and qualified securities with a market value of $587,118 have been segregated in special reserve bank accounts for the exclusive benefit of customers in accordance with Regulations 1.32 and 30.7 of the Commodity Exchange Act and Rule 15c3‑3 of the Securities Exchange Act of 1934.

5. *Financial Instruments Owned, at Fair Value and Financial Instruments Sold, Not Yet Purchased, at Fair Value*

Financial instruments owned, at fair value and financial instruments sold, not yet purchased, at fair value at December 31, 2016, consisted of the following:

December 31, 2016	Financial Instruments Owned	Financial Instruments Sold, Not Yet Purchased
	(in thousands)	
U.S. government treasury notes, bonds, strips and zero coupon bonds	$ 4,868,643	$ 5,218,271
U.S. government agency securities	532,276	159,344
U.S. government treasury bills	498,716	160,174
Total U.S. government and government agency securities	5,899,635	5,537,789
Corporate debt	1,475,655	728,942
Asset-backed securities	277,414	—
Equities	24,752	—
Municipal securities	4,257	—
Derivative financial instruments	2,833	128
Total	$ 7,684,546	$ 6,266,859
Financial instruments pledged	(6,013,998)	—
Obligation to return collateral	—	(4,992,996)

Derivative Financial Instruments In the normal course of business, we enter into derivative transactions including financial futures contracts, exchange‑traded options, securities purchased or sold on a delayed delivery or forward basis, FX forwards and interest rate swaps. These derivative instruments are held for trading purposes and as economic hedges to manage our exposure to market, credit, and interest rate risks..

Our derivative instruments, executed through regulated exchanges and over the counter markets, at contract or notional amounts, together with their fair values at December 31, 2016, are presented in the following table.

	Contractual/ Notional	Derivative Assets		Derivative Liabilities	
December 31, 2016	amount	Financial Statement Location	Fair Value	Financial Statement Location	Fair Value
		(in thousands)			
Interest rate derivatives:					
Futures	$ 659,700	Financial instruments owned, at fair value	$ —	Financial instruments sold, not yet purchased, at fair value	$ —
Options	1,550,000	Financial instruments owned, at fair value	205	Financial instruments sold, not yet purchased, at fair value	99
Interest rate forwards	264,300	Financial instruments owned, at fair value	1,798	Financial instruments sold, not yet purchased, at fair value	29
FX forwards	16,039	Financial instruments owned, at fair value	830	Financial instruments sold, not yet purchased, at fair value	—
Total	$ 2,490,039		$ 2,833		$ 128

Fair Value Measurements and Hierarchy Accounting principles related to fair value measurements provide a framework for measuring fair value and focuses on an exit price in the principal (or alternatively, the most advantageous) market accessible in an orderly transaction between willing market participants (the "Fair Value Framework"). The Fair Value Framework establishes a three‑tiered fair value hierarchy with Level 1 representing quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 1 measurements include most Treasury bills, U.S. government and government agency securities (non-callable), active exchange‑traded equity securities, and exchange‑traded derivatives.

Fair values determined by Level 2 inputs are inputs that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. Level 2 measurements include government agency securities (callable), corporate and municipal bonds, reverse repurchase and repurchase agreements, certain equity securities and over‑the‑counter derivatives.

Level 3 inputs are unobservable inputs for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. Level 3 measurements are mainly comprised of certain equity securities.

In determining the appropriate measurement levels, we perform an analysis on the assets and liabilities at the end of each reporting period taking into consideration the valuation technique applied in determining fair value. Changes in the observability of significant valuation inputs during the reporting period may result in a reclassification of certain assets and liabilities within the fair value hierarchy upon review. The following table presents information about our fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2016.

December 31, 2016	Fair Value Measurement on Recurring Basis			
	Level 1	Level 2	Level 3	Total
	(in thousands)			
Assets:				
Securities purchased under agreements to resell	$ —	$ 2,670,797	$ —	$ 2,670,797
Receivable under securities borrowing arrangements		33,075		33,075
Financial instruments owned:				
U.S. government treasury notes, bonds, strips and zero coupon bonds	4,868,643	—	—	4,868,643
U.S. government agency securities	426,389	105,887	—	532,276
U.S. government treasury bills	498,716	—	—	498,716
Corporate debt	16,923	1,458,732	—	1,475,655
Asset-backed securities	—	277,414	—	277,414
Equities	7,099	11,388	6,265	24,752
Municipal securities	—	4,257	—	4,257
Financial instruments owned, excluding derivative assets	5,817,770	1,857,678	6,265	7,681,713
Derivative assets	205	2,628	—	2,833
Total	$ 5,817,975	$ 4,564,178	$ 6,265	$ 10,388,418
Liabilities:				
Securities sold under agreements to repurchase	$ —	$ 43,513	$ —	$ 43,513
Financial instruments sold, not yet purchased:				
U.S. government treasury notes, bonds, strips and zero coupon bonds	$ 5,218,271	$ —	$ —	$ 5,218,271
U.S. government agency securities	55,850	103,494	—	159,344
U.S. government treasury bills	160,174	—	—	160,174
Corporate debt	15,287	713,655	—	728,942
Financial instruments sold, not yet purchased, excluding derivative liabilities	5,449,582	817,149	—	6,266,731
Derivative liabilities	99	29	—	128
Total	$ 5,449,681	$ 860,691	$ —	$ 6,310,372

There were no transfers between Level 1, 2 and 3 measurements within the fair value hierarchy. Transfers between leveling categories are recognized at the end of each reporting period.

Valuation Techniques for Major Assets and Liabilities

Debt and Equity Securities Where available, equity, debt securities and exchange-traded derivatives are valued based on quoted market prices. If a quoted market price for the identical security is not available, the security is valued based on quotes from similar securities where possible.

The fair value measurements for Level 2 financial instruments are primarily determined or validated by inputs obtained from independent pricing sources taking into account differences in the characteristics and the performance of the underlying collateral. We determine whether adjustments to the observable inputs are necessary as a result of investigations and inquiries about the reasonableness of the inputs used and the methodologies employed by the independent pricing sources.

Additional Disclosures for Financial Assets and Liabilities Not Carried at Fair Value Certain financial assets and liabilities that are not carried at fair value on the statement of financial condition are carried at amounts that approximate fair value due to their short-term nature or repricing terms and generally negligible credit risk. The following table presents information on these financial instruments as of December 31, 2016:

	December 31, 2016				
	Carrying Value	Estimated Fair Value	Level 1	Level 2	Level 3
	(in thousands)				
Financial assets:					
Cash	$ 60,386	$ 60,386	$ 60,386	$ —	$ —
Cash segregated pursuant to federal and other regulations	137,368	137,368	137,368	—	—
Securities segregated pursuant to federal and other regulations	587,118	587,118		587,118	—
Securities purchased under agreement to resell	32,948,446	32,948,446	—	32,948,446	—
Receivable under securities borrowing arrangements	25,123,647	25,090,572	—	25,090,572	—
Receivable from customers	93,440	93,440	—	93,440	—
Receivable from brokers, dealers, clearing organizations and others	2,246,120	2,246,120	—	2,246,120	—
Financial liabilities:					
Short-term borrowings	226,022	226,022	—	226,022	—
Securities sold under agreements to repurchase	61,647,432	61,647,432	—	61,647,432	—
Payable to customers	1,068,779	1,068,779	—	1,068,779	—
Payable to brokers, dealers, clearing organizations and others	632,855	632,855	—	632,855	—
Liabilities subordinated to claims of general creditors	650,000	650,000	—	650,000	—

6.   *Receivable from and Payable to Brokers, Dealers, Clearing Organizations and Others*

The balances shown as receivable from and payable to brokers, dealers, clearing organizations, and others comprise the following:

	December 31, 2016
	(in thousands)
Receivable from:	
Exchanges and clearing organizations	$ 1,406,943
Fail to deliver	632,760
Securities transactions not yet settled, net	136,989
Other receivables from brokers and dealers	69,428
	$ 2,246,120
Payable to:	
Fail to receive	$ 548,504
Exchanges and clearing organizations	84,336
Other payables to brokers and dealers	15
	$ 632,855

7.   *Other Assets*

The composition of other assets at December 31, 2016 was as follows:

	December 31, 2016
	(in thousands)
Accrued interest receivable	$ 94,551
Fee receivables	56,717
Internally generated software, net	24,176
Receivables from affiliates	10,617
Prepaid expenses	4,576
Exchange memberships, at cost (market value $1,890)	255
Other	5,542
	$ 196,434

8. *Short-term Borrowings*

Short‑term borrowings representing unsecured loans used to fund day-to-day operations, including the securities settlement process, are shown in the table below:

Credit provider	Expiry Date	Committed / Uncommitted	Line amount		Drawn amount		Undrawn amount	
				(in thousands)				
HSBC USA Inc.	9/13/2017	Uncommitted	$	400,000	$	100,000	$	300,000
HSBC USA Inc.	2/28/2017	Uncommitted		2,500,000		125,000		2,375,000
HSBC Bank (USA) N.A.	Open	Uncommitted		2,000,000		—		—
		Total	$	4,900,000	$	225,000	$	2,675,000
HSBC North America Holdings	7/29/2017	Committed		1,500,000		—		1,500,000
		Total	$	6,400,000	$	225,000	$	4,175,000

In addition to the credit facilities above, we have discretionary lines of credit with two third party banks. As of December 31, 2016, no amounts had been drawn on these lines of credit.

Short-term borrowings include bank account balances in overdraft status at December 31, 2016.

Interest rates on short-term borrowings are at market interest rates as of December 31, 2016.

In assessing current market conditions, we have determined that an adverse change has not occurred for line of credit arrangements that could require acceleration of repayment or termination of lines of credit.

9. Related Party Transactions

In the normal course of business, we enter into transactions with HSBC and its subsidiaries. It is HSBC's policy that these transactions occur at prevailing market rates and terms and include funding arrangements, derivative transactions, servicing arrangements, information technology support, centralized support services, banking, sales commissions and other miscellaneous services. The following table and descriptions present the more significant related party balances included in the statement of financial condition .

	December 31, 2016
	(in thousands)
Assets	
Cash	$ 37,929
Financial instruments owned, at fair value	86,058
Securities purchased under agreements to resell	7,927,538
Receivable from customers	49,134
Receivable from brokers, dealers, clearing organization and others	508,575
Other assets	16,562
Liabilities	
Short-term borrowings	$ 225,135
Securities sold under agreements to repurchase	4,229,389
Financial instruments sold, not yet purchased, at fair value	29
Payable to customers	527,232
Payable to brokers, dealers, clearing organizations and others	161,210
Accounts payable and accrued liabilities	36,300
Liabilities subordinated to claims of general creditors	
Floating rate revolving subordinated loan due May 15, 2019 at three-month LIBOR plus 150 basis points	$ 650,000

Funding and Derivative Related Arrangements with HSBC Affiliates We have entered into revolving subordinated loan agreements with two affiliates. We have a $700,000 revolving subordinated loan facility due May 15, 2019 with HNAH at three‑month LIBOR plus 150 basis points. As of December 31, 2016, we have drawn $650,000 from the total facility of $700,000. We also have a $500,000 revolving subordinated loan facility due April 8, 2021 with HSBC USA Inc. at LIBOR plus 330 basis points. As of December 31, 2016, no amount has been drawn from the total facility of $500,000.

The subordinated loans are covered by agreements approved by FINRA and CME and are therefore available in computing net capital under the Securities and Exchange Commission ("SEC")'s Uniform Net Capital Rule. To the extent that such borrowings are required for our continued compliance with minimum net capital requirements, they may not be repaid.

At December 31, 2016, we have entered into FX forwards, and interest rate forwards with affiliates for notional values of $16,039 and $256,067, respectively. The fair values were $830 and $1,787, respectively. As part of our collateralized financing agreements, we have entered into reverse repurchase agreements and repurchase agreements with affiliates for carrying values of $7,927,538 and $4,229,389, respectively.

10. Postretirement Benefits

Our employees participate, to the extent they meet minimum eligibility requirements, in various benefit plans sponsored by HNAH. Our employees are covered under HNAH's noncontributory defined benefit pension plan and defined contribution pension plan. In addition, certain employees are covered under HNAH's welfare benefit plan providing retiree medical benefits. These plans are subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). HNAH reserves the right to amend, suspend, or terminate the plans and the benefits provided to the extent permitted by law, in whole or in part, at any time and for any reason. There are no separate plans solely for our employees and, therefore, pension expenses and other postretirement employee benefits expenses for us are determined based on employee participation in the plans and are recorded

through an intercompany charge from HNAH, which is cash settled monthly. The following is a discussion of HNAH's significant benefit plans.

Pension Plan The HSBC - North America (U.S.) Pension Plan ("Pension Plan") is a defined benefit pension plan sponsored by HNAH. The Pension Plan has both a final average pay formula, which uses base pay and years of credited service, and a cash balance formula. Participants become fully vested after three years of service.

The final average pay formula covered all employees hired prior to January 1, 1997 who attained the age of 21 and completed one year of eligibility service, defined generally as a minimum of 1,000 hours in a 12‑month period.

Employees hired on or after January 1, 1997 qualify for the cash balance formula, which provides employees who have attained the age of 21 and have completed one year of eligibility service with us paid retirement account credits equal to 2 percent of eligible pay plus interest credits. The definition of eligible pay includes base pay, bonus pay, commissions, and overtime.

In November 2009, the HNAH Board of Directors approved a plan to cease all future benefit accruals of final average pay formula participants effective January 1, 2011. Any service or pay earned by such participants after December 31, 2010 will not be used in benefit calculations under the final average pay formula. However, continued employment with a participating HSBC employer will maintain a participant's eligibility to reach age and service milestones for early retirement subsidies and features which may be available under the formula. Pension Plan accruals of all eligible participants beginning January 1, 2011, including participants who had accrued a benefit under the final average pay formula, will only be provided under the cash balance formula.

In July 2012, the HNAH Board of Directors approved a plan to cease all future benefit accruals of cash balance formula participants effective January 1, 2013. Any service or pay earned by such participants after December 31, 2012, will not be used for benefit calculations under the cash balance formula. Interest rate credits will continue to be credited to existing cash balance accounts until the account is distributed to the participant or beneficiary(ies) of the account.

The costs of the Pension Plan have been actuarially determined. No separate determination has been made of the actuarial present value of accumulated benefits and the Pension Plan's net assets as they relate to our employees.

Defined Contribution Plan Our employees participate in the HNAH 401(k) savings plan if they meet certain eligibility requirements. Under these plans, each participant's contribution is matched up to a maximum of 6 percent of the participant's compensation. Contributions are in the form of cash.

Retiree Medical The HSBC - North America (U.S.) Retiree Health Plan ("Retiree Health Plan") is an employee welfare benefit plan sponsored by HNAH. Employees who were hired before January 1, 1993 (except certain former Republic National Bank employees) are generally eligible to participate in the retiree medical benefit component of the Retiree Health Plan provided that, at the time the employee retires, the employee is employed by us as a regular full‑time employee, qualifies for an immediate pension benefit from the Pension Plan, and meets certain age and service requirements. Employees hired or rehired by us on or after January 1, 1993 are not eligible for retiree medical benefits.

The premium amount paid by retirees for retiree medical benefit coverage varies by type of coverage, retirement date and total years of credited service, although we generally pay the entire cost of coverage for individuals who retired before January 1, 1993, subject to a contribution limitation based on the cost of coverage in 1992. Prior to August 1, 2015, the coverage for retirees over age 65 was limited to a Medicare supplement plan with a lifetime maximum of $20 per covered person.

In July 2015, the HNAH Board of Directors approved a change in the way health benefits are provided for retirees over age 65. Effective August 1, 2015, these retirees were transitioned to a Retiree Health Reimbursement Arrangement Plan ("HRA Component"), a new component of the Retiree Health Plan. The HRA Component provides retirees with a health reimbursement account ("HRA") and catastrophic prescription drug benefits, and works in conjunction with a private insurance exchange on which retirees may purchase individual Medicare supplemental coverage. The HRA can be used to reimburse retirees for premiums incurred in connection with their individual Medicare supplemental coverage and other eligible medical expenses.

11. *Stock Option Plan and Restricted Share Plan*

Certain of our employees participate in HSBC's long-term stock-based incentive plans, which provide for grants of common stock-based awards, including stock options and restricted share units ("RSUs") described below. There are no separate plans solely for our employees.

Employee Stock Purchase Plans During 2016, we offered the HSBC International Employee Share Purchase Plan (the "HSBC ShareMatch Plan") which allows eligible employees to purchase HSBC shares with a maximum monthly purchase of three-hundred twenty-five dollars in 2016 . For every three shares purchased under the HSBC ShareMatch Plan (the "Investment Share") the employee is awarded one additional share at no charge (the "Matching Share"). The Investment Share is fully vested at the time of purchase while the Matching Share vests at the end of three years contingent upon continuing employment with the HSBC Group.

Restricted Share Plan Under the HSBC Group Share Plan, share-based awards have been granted to key employees typically in the form of restricted share units. These shares have granted subject to either time-based vesting or performance based-vesting, typically over three to five years. Annual awards to employees are generally subject to three-year time-based graded vesting. We also issue a small number of off-cycle grants each year, primarily for reasons related to recruitment of new employees.

Fixed Pay Allowance Beginning in 2014, a fixed pay allowance ("FPA") program was introduced which grants HSBC shares to certain key employees on a quarterly basis. The FPA shares are not linked to the achievement of any performance conditions and they vest immediately, subject to various retention periods of up to five years based on the role of the employee.

12. Income Taxes

Under the income tax allocation agreement with HMUS, our U.S. federal, state and local income taxes are provided on a separate entity basis. We have $29,790 current income tax payable, net to HMUS at December 31, 2016.

Pursuant to the agreement with HMUS, the tax effects of temporary differences are included in intercompany tax settlements with HMUS. We have $1,216 deferred income tax payable to HMUS at December 31, 2016. In absence of such an agreement, we would have reported net deferred income tax assets of $303,326 at December 31, 2016, as follows:

	December 31, 2016
	(in thousands)
Deferred tax asset:	
Net operating loss carryforward, Federal and State	$ 51,939
New York State subtraction	180,942
Deferred compensation	56,803
Capitalization costs	35,028
Other	13,425
Gross deferred tax asset	338,137
Valuation allowance	(33,009)
Deferred tax assets, net of valuation allowance	305,128
Deferred tax liabilities:	
Underwriting fees	522
Performance fees	1,280
Gross deferred tax liability	1,802
Net deferred tax assets	303,326
Intercompany tax settlements	304,542
Net deferred tax asset (liability) after settlements	$ (1,216)

The Internal Revenue Service commenced its examination of the HNAH Group's 2012 and 2013 federal income tax returns in the first quarter of 2015 and concluded its examination in 2016.

We remain subject to state and local income tax examinations for years 2010 and forward. We are currently under audit by various state and local tax jurisdictions. Uncertain tax positions are reviewed on an ongoing basis and are adjusted in light of changing facts and circumstances, including progress of tax audits, developments in case law and the closing of statute of limitations. Such adjustments are reflected in the tax provision.

As of December 31, 2016, for federal tax purposes, we have separate return net operating loss carry forwards of $87,766, of which $7,569 expire in 2018, $76,755 expire in 2022 and $3,442 expire in 2023 and separate return alternative minimum tax credits of $2,291 which have no expiry.

It is our policy to recognize accrued interest related to unrecognized tax positions. We did not have any unrecognized tax benefits at December 31, 2016.

The U.S. Congress and the new Administration have indicated an interest in reforming the U.S. corporate income tax code. Though the specifics and timing of any possible tax reforms are unknown, possible approaches include lowering the 35 percent corporate income tax rate, modifying the taxation of income earned outside the U.S. and limiting or eliminating various other deductions, tax credits and/or other tax preferences. Although any reduction in the corporate income tax rate could reduce the amount of taxes we would pay in the future, a reduction in the corporate income tax rate could also result in a decrease in the value of our deferred tax assets and a reduction to our net income and total shareholder's equity during the period in which any tax rate change is enacted. Because we do not yet know the details of the new Administration's corporate tax plan, it is not possible to quantify the one-time impact from a re-measurement of deferred tax assets and liabilities that might ultimately result upon tax reform enactment. However, a reduction in the corporate income tax rate could result in a decrease in the carrying value of our deferred tax assets and a reduction to our net income and total shareholder's equity during the period in which any tax rate change is enacted. For example, a hypothetical 1 percent (100 basis point) decrease in the corporate income tax rate from 35 percent to 34 percent at December 31, 2016 would result in a write-down of our net deferred tax asset of approximately $3 million.

13. *Commitments and Contingent Liabilities*

Guarantees In the normal course of business, we provide guarantees to securities clearing organizations, exchanges and central clearing counterparties. These guarantees are generally required under the standard membership agreements, such that members are required to guarantee the performance of other members. To mitigate these performance risks, the clearing organizations, exchanges and central clearing counterparties often require members to post collateral. Our obligation under such guarantees could exceed the collateral amounts posted; however, the potential for us to be required to make payments under such agreements is deemed remote.

Commitments At December 31, 2016, we have entered into forward starting reverse repurchase agreements and repurchase agreements of $2,285,137 and $1,897,863, respectively. All contracts expire either before or on April 3, 2017.

Leases At December 31, 2016, we were obligated under two lease agreements with two affiliated entities relating to property used for office space and business purposes.These lease agreements expired on December 31, 2016 and have been renewed for one year which will be expired on December 31, 2017.

Litigation and Regulatory Matters In addition to the matters described below, in the ordinary course of business, we are routinely named as a defendant in, or as party to, various legal actions and proceedings relating to activities of our current and/or former operations. These legal actions and proceedings may include claims for substantial or indeterminate compensatory or punitive damages, or for injunctive relief. In the ordinary course of business, we also are subject to governmental and regulatory examinations, information-gathering requests, investigations and proceedings (both formal and informal), certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. In connection with formal and informal inquiries by these regulators, we receive numerous requests, subpoenas and orders seeking documents, testimony and other information in connection with various aspects of our regulated activities.

In view of the inherent unpredictability of legal matters, including litigation, governmental and regulatory matters, particularly where the damages sought are substantial or indeterminate or when the proceedings or investigations are in the early stages, we cannot determine with any degree of certainty the timing or ultimate resolution of such matters or the eventual loss, fines, penalties or business impact, if any, that may result. We establish reserves for litigation, governmental and regulatory matters when those matters present loss contingencies that are both probable and can be reasonably estimated. Once established, reserves are adjusted from time to time, as appropriate, in light of additional information. The actual costs of resolving litigation, governmental and regulatory matters, however, may be substantially higher than the amounts reserved for those matters.

Based on the facts currently known, in respect of each of the below investigations, it is not practicable at this time for us to determine the terms on which these ongoing investigations will be resolved or the timing of such resolution or for us to estimate reliably the amounts, or range of possible amounts, of any fines and/or penalties. As matters progress, it is possible that any fines and/or penalties could be significant.

Given the substantial or indeterminate amounts sought in certain of these matters, and the inherent unpredictability of such matters, an adverse outcome in certain of these matters could have a material adverse effect on our financial statements in any particular period.

Mortgage Securitization Matters

Participants in the U.S. mortgage securitization market that purchased and repackaged whole loans have been the subject of lawsuits and governmental and regulatory investigations and inquiries, which have been directed at groups within the U.S. mortgage market, such as servicers, originators, underwriters, trustees or sponsors of securitizations, and at particular participants within these groups. We previously participated in residential loan securitization activities as an underwriter. From 2005 to 2007, we acted as underwriter for approximately $34 billion of securities issued by affiliates, and we also acted as underwriter for $42 billion of securities issued by third-parties. As an underwriter, our risks primarily relate to misrepresentations or omissions in the offering documents and other client communications.

We currently have been named as a defendant in a number of actions in our role as underwriter of residential mortgage-backed securities ("RMBS"), which generally allege that the offering documents for securities issued by securitization trusts contained material misstatements and omissions, including statements regarding the underwriting standards governing the underlying mortgage loans. As an underwriter of securities issued by affiliates, we may be entitled to indemnification by our affiliates. Those affiliates may, in turn, be entitled to indemnification as well. Additionally, as an underwriter of securities issued by third-parties, we may be entitled to indemnification by the issuer of the security. While these indemnities were intended to protect us from exposure to liability, it is possible that the enforceability of these indemnities may be challenged, or that collection of indemnity payments may be impaired due to the financial condition of the indemnifying party. In cases where we are named as a defendant

along with our affiliates, we expect to allocate any potential judgment or other potential payment in connection with these matters among the various HSBC entities with potential exposure.

In May 2012, the Federal Deposit Insurance Corporation, acting in its capacity as receiver for Citizens National Bank, filed an action against us and 16 other institutions seeking damages or rescission of mortgage-backed securities that were underwritten and sold by the defendants, including us. The action is captioned, *Federal Deposit Insurance Corporation as receiver for Citizens National Bank, v. Bear Stearns Asset Backed Securities I, LLC, et al.*, (12-CV-4000). In March 2015 the court granted the defendants' consolidated motion to dismiss. FDIC has appealed that ruling. We await the outcome of the appeal. In August 2012, the Federal Deposit Insurance Corporation, acting in its capacity as receiver for Colonial Bank, filed two nearly identical actions, one in the US District Court for the Southern District of New York and the other in the Circuit Court of Montgomery County, Alabama, against us and several other institutions. The complaints seek damages or rescission of mortgage-backed securities that were underwritten and sold by the defendants, including us. The actions are captioned Federal Deposit Insurance Corporation, as receiver for Colonial Bank, case nos. 12 CIV 6166 and 03-CV-2012-901035.00, respectively. We are sued as an underwriter only. The Colonial Bank matter pending in the Circuit Court of Montgomery County has settled for a confidential sum. At this time we are unable to reasonably estimate the liability, if any, that might arise as a result of these actions.

Since 2010, various HSBC entities have received subpoenas and requests for information from the Department of Justice ("DOJ") and the Massachusetts State Attorney General seeking the production of documents and information regarding HSBC's involvement in certain RMBS transactions as an issuer, sponsor, underwriter, depositor, trustee, custodian or servicer. In November 2014, HSBC North America, on behalf of itself and various subsidiaries including, but not limited to, HSBC Bank USA, HSI Asset Securitization Corp., HSI, HSBC Mortgage Corporation (USA), HSBC Finance and Decision One Mortgage Company LLC, received a subpoena from the U.S. Attorney's Office for the District of Colorado, pursuant to the Financial Industry Reform, Recovery and Enforcement Act ('FIRREA'), concerning the origination, financing, purchase, securitization and servicing of subprime and non-subprime residential mortgages.

We continue to cooperate with the DOJ's investigation, which is at or nearing completion. In December 2016, we had an initial discussion with the DOJ, wherein the DOJ stated its preliminary view that we are subject to liability under FIRREA in connection with certain securitizations from 2005 to 2007 with respect to which HSBC Bank USA served as sponsor or seller of loans and HSI served as underwriter. We disagree with the DOJ's preliminary view, and the DOJ has offered us an opportunity to respond. There can be no assurance as to how or when this matter will be resolved, or whether this matter will be resolved prior to the institution of formal legal proceedings by the DOJ. Moreover, it is possible that any such resolution could result in significant penalties and other costs. To date, at least one bank has been sued by the DOJ and at least eight other banks have reported settlements of mortgage-backed securities-related matters pursuant to FIRREA. The prior DOJ settlements provide no clear guidance as to how those individual settlement amounts were calculated, and due to the high degree of uncertainty involved, it is not practicable to estimate any possible financial effect of this matter, which could be significant. However, we note that the scale of our mortgage securitization activities was more limited in relation to a number of other banks in the industry.

We expect the focus on mortgage securitizations to continue and may be subject to additional claims, litigation and governmental or regulatory scrutiny relating to our participation in the U.S. mortgage securitization market.

Anti-Money Laundering, Bank Secrecy Act and Office of Foreign Assets Control Matters

FINRA closed its review of our AML/BSA compliance program without taking any action.

Precious Metals Fix Matters

In re Commodity Exchange Inc., Gold Futures and Options Trading Litigation (Gold Fix Litigation) Since March 2014, numerous putative class actions have been filed in the U.S. District Courts for the Southern District of New York and the Northern District of California naming HSBC USA, HSI, HSBC and HSBC Bank plc, in addition to other members of the London Gold Market Fix. The complaints allege that, from around January 1, 2004 to the present, defendants conspired to manipulate the price of gold and gold derivatives during the afternoon London Gold Fix in order to reap profits on proprietary trades. The actions have been assigned to and centralized in the U.S. District Court for the Southern District of New York. An amended and consolidated complaint was filed in December 2014, and defendants filed their consolidated response thereto in February 2015. Plaintiffs filed a second consolidated amended complaint in March 2015.

Defendants filed a motion to dismiss the second amended consolidated complaint in April 2015, and the motion was granted in part and denied in part in October 2016. Plaintiffs have filed a motion for leave to file a third amended and consolidated complaint, which motion is pending.

In re London Silver Fixing, Ltd. Antitrust Litigation (Silver Fix Litigation) In July 2014, putative class actions were filed in the U.S. District Court for the Southern and Eastern Districts of New York naming HSI, HSBC, HSBC Bank plc, HSBC Bank USA

and the other members of the London Silver Market Fixing Ltd as defendants. The complaints allege that, from January 1999 to the present, defendants conspired to manipulate the price of physical silver and silver derivatives for their collective benefit in violation of the U.S. Commodity Exchange Act and U.S. antitrust laws. These actions have been transferred to and centralized in the U.S District Court for the Southern District of New York. Plaintiffs filed a consolidated amended complaint in January 2015, which defendants moved to dismiss in March 2015. In response thereto, plaintiffs filed a second amended consolidated complaint in January 2015, which defendants moved to dismiss in March 2015. In response thereto, plaintiffs filed a second amended complaint in April 2015.

Defendants filed a motion to dismiss the second amended consolidated complaint in May 2015, and the motion was granted in part and denied in part in October 2016. Plaintiffs have filed a motion for leave to file a third amended and consolidated complaint, which motion is pending.

Canada Litigation In December 2015 a putative class action "Notice of Action" was filed in the Superior Court of Justice, Ontario Province, Canada, against, among others, HSBC, HSBC Bank plc, HSBC USA, HSI, HSBC Bank Canada and HSBC Securities Canada. The Notice of Action alleges, among other things, that defendants conspired to manipulate the price of gold and gold derivatives during the London Gold Fix. The action is at an early stage.

In April 2016 two putative class actions were filed in the Superior Courts in the Provinces of Ontario and Quebec, Canada, against, among others, HSBC, HSBC Bank plc, HSBC USA, HSI, HSBC Bank Canada and HSBC Securities Canada. The claims allege, among other things, that defendants conspired to manipulate the price of silver and silver derivatives during the London Silver Fix. The Ontario action is at an early stage. The Quebec action has been temporarily stayed.

In re Treasuries Securities Auction Antitrust Litigation: Since July 2015, putative class actions were filed in various U.S. District Courts around the country naming us and twenty-one other institutions that serve as primary dealers for U.S. Treasury securities. The complaints generally allege that the defendants conspired to manipulate the U.S. Treasury auction market by inflating prices in the "when issued" market and deflating prices during the auctions. The class is defined to include anyone who transacted in US treasuries between January 1, 2007 and December 31, 2012. These cases have been consolidated and transferred to the US District Court for the Southern District of New York. These matters are at a very early stage.

The DOJ has requested information from us and reportedly other primary dealers regarding US Treasury securities trading practices. We are cooperating with this ongoing investigation.

In re Interest Rate Swaps Antitrust Litigation: HSBC Bank USA, HSI, and HSBC Bank plc have been named as defendants, among others, in a putative class action brought in the U.S. District Court for the Southern District of New York relating to interest rate swaps. The action alleges that the defendants conspired to restrain trade in violation of the federal anti-trust laws by, among other things, restricting access to interest rate swap pricing exchanges and blocking new entrants into the exchange market, with the purpose and effect of artificially inflating the bid/ask spread paid to buy and sell interest rate swaps in the United States. In June 2016, the Judicial Panel on Multi-district Litigation ordered the cases be consolidated as *In re Interest Rate Swaps Antitrust* Litigation in the U.S. District Court for the Southern District of New York. In January 2017 the dealer defendants, including HSBC, moved to dismiss the complaint.

14. Risk Management

Financial Instruments with Off-Balance-Sheet Risk In the normal course of business, our customer and trading activities involve the execution, settlement, and financing of various securities and financial instrument transactions. These activities may expose us to off‑balance‑sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and we have to purchase or sell the financial instrument underlying the contract at a loss.

As part of our financing and securities settlement activities, we use securities as collateral to support various secured financing sources. In the event the counterparty is unable to meet its contractual obligation to return securities pledged as collateral, we may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations.

Concentrations of Market Risk In the normal course of our operations, we enter into various contractual commitments involving forward settlement. These include financial futures contracts, options contracts, and commitments to buy and sell securities positions that result from market-making, proprietary trading, and investing activities. The potential for changes in the market value of our trading positions is referred to as market risk. All of our inventory positions are marked-to-market.

We monitor and manage our market risk exposure by setting market risk limits and by reviewing the effectiveness of economic hedging strategies. Our policy is to take possession of securities purchased under agreements to resell and securities borrowed and maintain these securities with our custodian.

Futures contracts are exchange traded and cash settlement is made on a daily basis for market movements. Margin on futures contracts is included in receivable from and payable to brokers, dealers, and clearing organizations.

Concentrations of Credit Risk Credit risk is measured by the loss that we would record if our counterparties failed to perform pursuant to the terms of contractual commitments. Management of credit risk involves a number of considerations, such as the financial profile of the counterparty, specific terms, and duration of the contractual agreement, market fluctuations, and the value of collateral held, if any. We have established various procedures to manage credit exposure, including initial credit approval, credit limits, collateral requirements, rights of offset, and continuous oversight.

We regularly transact business with, and own securities issued by, a range of corporations, governments and agencies, and other financial institutions. We also enter into collateralized financing agreements in which we extend short‑term credit, primarily to major financial institutions, including major U.S. and non‑U.S. commercial banks, investment banks, and affiliates.

We control access to the collateral pledged by the counterparties, which consists largely of securities issued by the U.S. Government and government agencies. The value and adequacy of the collateral are continually monitored.

Substantially all of our cash and securities positions are either held as collateral by our clearing brokers and banks against various margin obligations or deposited with such clearing brokers and banks for safekeeping purposes.

Liquidity Risk Liquidity risk is the risk that an institution will be unable to meet its obligations as they become due or fund its activities because of an inability to liquidate assets or obtain adequate funding. We continuously monitor the impact of market events on liquidity positions. As discussed in Note 9, "Related Parties," we do obtain some liquidity support through borrowing arrangements with our affiliates.

Operational Risk Management Operational risk results from inadequate or failed internal processes, people and systems or from external events, including legal risk. Operational risk is relevant to every aspect of our business and covers a wide spectrum of risks.

Compliance Risk Management Compliance risk is the risk that we fail to observe the letter and spirit of all relevant laws, codes, rules, regulations and standards of good market practice. It is a composite risk that can result in regulatory sanctions, financial penalties, litigation exposure and loss of reputation. Compliance risk is inherent throughout the organization.

15. *Collateralized Financing Activities*

Offsetting We account for transactions subject to reverse repurchase and repurchase agreements, and securities borrowing arrangements as collateralized financings, and those transactions executed with a single counterparty are presented net on the balance sheet, provided certain criteria are met that permit balance sheet offsetting under U.S. GAAP. Most transactions subject to these agreements do not meet those criteria and thus are not eligible for balance sheet offsetting. Collateral pledged and received consists of securities, and is not offset on the balance sheet against the related collateralized assets and liabilities.

The following table presents the gross reverse repurchase agreements, securities borrowing arrangements and repurchase agreements, and the related offsetting amount permitted under U.S. GAAP at December 31, 2016. The table also includes amounts related to financial instruments that are not permitted to be offset but would be eligible for offsetting to the extent that an event of default occurred and a legal opinion supporting enforceability of the offsetting rights has been obtained. Remaining exposures continue to be secured by financial collateral, but we may not have sought or been able to obtain a legal opinion evidencing enforceability of the offsetting right. In some jurisdictions and for some counterparty types, the insolvency law for a particular counterparty type may be ambiguous. For example, this may be the case for certain government entities and U.S. pension plans.

December 31, 2016	Gross Amounts Recognized	Gross Amounts Offset in Balance Sheet [1]	Net Amounts Presented in the Balance Sheet	Gross Amounts Not Offset: Financial Instruments Received or Pledged	Gross Amounts Not Offset: Cash Collateral Received	Net Amount [3]
			(in thousands)			
Securities purchased under agreements to resell (enforceable)[4]	$ 58,894,862	$ (32,903,465)	$ 25,991,397	$25,991,194	$ —	$ 203
Securities purchased under agreements to resell (nonenforceable)	9,627,846	—	9,627,846	9,544,973	—	82,873
Receivables under securities borrowing arrangements (enforceable)[6]	9,437,931	—	9,437,931	9,341,855	—	96,076
Receivables under securities borrowing arrangements (nonenforceable)	15,685,716	—	15,685,716	15,408,669	—	277,047
Securities sold under agreements to repurchase (enforceable)[5]	65,589,595	(32,903,465)	32,686,130	32,678,919	—	7,211
Securities sold under agreements to repurchase (nonenforceable)	29,004,815	—	29,004,815	28,998,920	—	5,895

(1) Represents recognized amount of reverse repurchase and repurchase agreements with counterparties subject to legally enforceable netting that meet the applicable netting criteria as permitted by generally accepted accounting principles.

(2) Represents securities received or pledged to cover financing transaction exposures.

(3) Represents the amount of our exposure that is not collateralized/covered by pledged collateral.

(4) We have elected the fair value option for reverse repurchase agreements totaling $2,670,797.

(5) We have elected the fair value option for repurchase agreements totaling $43,513.

(6) We have elected the fair value option for securities borrowing arrangements totaling $33,075.

Collateral Pledged In and Pledged Out Associated with Collateralized Financing Activities The following table provides the class of collateral pledged and remaining contractual maturity of repurchase agreements accounted for as secured borrowings as of December 31, 2016:

	Overnight and Continuous	Up to 30 days	30 to 90 days	Greater than 90 days	Total
			(in thousands)		
U.S. government and government agencies	$ 66,257,548	$ 16,786,006	$ 4,035,919	$ 1,320,687	$ 88,400,160
Corporate debt	4,234,449	452,877	345,000	885,000	5,917,326
Asset-backed securities	276,507	—	—	—	276,507
Municipal securities	419	—	—		419
	$ 70,768,923	$ 17,238,883	$ 4,380,919	$ 2,205,687	$ 94,594,412

As part of its financing activities, we have also accepted collateral that we are permitted to sell or repledge, the fair value of which was $94,205,327 as of December 31, 2016. Collateral in the amount of $93,897,274 has been sold or repledged. This is in excess of amounts recorded in the statement of financial condition due to various netting arrangements.

16. Net Capital Requirements

We are subject to the Uniform Net Capital Rule (15c3‑1) of the SEC, Regulation 1.17 of the CFTC, and the capital rules of the FINRA. We have elected to use the alternative method, permitted by Rule 15c3‑1, which requires that we maintain a minimum net capital, as defined, equal to the 2 percent of aggregate debit balances arising from customer transactions, as defined. In addition, under the CFTC regulations, we are required to maintain a minimum net capital in an amount equal to the greater of $1,000 or 8 percent of total risk margin in noncustomer accounts plus 8 percent of total risk margin in customer accounts, pursuant to the Commodity Exchange Act, exclusive of the market value of commodity options purchased by option customers. At December 31, 2016, our net capital was $1,063,678 which was 117.85 percent of aggregate debit balances, and $822,175 in excess of our required net capital of $241,503.

17. Subsequent Events

We have evaluated whether any events or transactions occurred subsequent to the date of the financial statements and through February 28, 2017, the date of issuance of the financial statements, and determined that there were no material events or transactions that would require recognition or disclosure in the statement of financial condition.